UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

TRISTATE CAPITAL HOLDINGS, INC.
(Name of Company)
Common Stock, no par value per share
(Title of Class of Securities)

89678F100
(CUSIP Number)

Jacqueline Giammarco
Stone Point Capital LLC
20 Horseneck Lane
Greenwich, CT 06830
(203) 862-2900

With a copy to:

Sven G. Mickisch
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001
(212) 735-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 30, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89678F100

1.	Name of Reporting Person T-VIII PubOpps LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 2,770,083
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 2,770,083
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,770,083
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5%*
14.	Type of Reporting Person PN

*
The calculation of the percentages herein is based on 29,829,801 shares of Voting Common Stock outstanding as of November 23, 2020, as disclosed in the Company’s Definitive Proxy Statement on Schedule 14A filed on November 30, 2020, plus the 2,770,083 shares of Voting Common Stock being issued in the transaction.

CUSIP No. 89678F100

1.	Name of Reporting Person T-VIII PubOpps GP LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 2,770,083
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 2,770,083
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,770,083
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person OO

CUSIP No. 89678F100

1.	Name of Reporting Person Trident VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 2,770,083
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 2,770,083
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,770,083
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person PN

CUSIP No. 89678F100

1.	Name of Reporting Person Trident Capital VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 2,770,083
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 2,770,083
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,770,083
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person PN

CUSIP No. 89678F100

1.	Name of Reporting Person Stone Point Capital LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 2,770,083
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,770,083
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person OO

EXPLANATORY NOTE

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, no par value per share (the “Voting Common Stock”), of TriState Capital Holdings, Inc., a Pennsylvania corporation (the “Issuer” or the “Company”), having its principal executive offices at One Oxford Centre, 301 Grant Street, Suite 2700, Pittsburgh, Pennsylvania 15219.
Item 2. Identity and Background

This Schedule 13D is being filed jointly by T-VIII PubOpps LP, a Delaware limited partnership (“T8”), T-VIII PubOpps GP LLC, a Delaware limited liability company (“T8 GP”), Trident VIII, L.P., a Cayman Islands exempted limited partnership (“Trident VIII”), Trident Capital VIII, L.P., a Cayman Islands exempted limited partnership (“Trident VIII GP”) (collectively, the “Stone Point Entities”), and Stone Point Capital LLC, a Delaware limited liability company (“Stone Point” and, together with the Stone Point Entities, the “Reporting Persons”).

The sole general partner of T8 is T8 GP.  As the general partner of T8, T8 GP holds voting and investment power with respect to the shares of Voting Common Stock that are, or may be deemed to be, beneficially owned by T8.

The sole managing member of T8 GP is Trident VIII.  As the sole managing member of T8 GP, Trident VIII holds voting and investment power with respect to the shares of Voting Common Stock that are, or may be deemed to be, beneficially owned by T8 GP.

The sole general partner of Trident VIII is Trident VIII GP.  As the general partner of Trident VIII, Trident VIII GP holds voting and investment power with respect to the shares of Voting Common Stock that are, or may be deemed to be, beneficially owned by Trident VIII.

The general partners of Trident VIII GP are five single member limited liability companies that are owned by individuals who are members of Stone Point (Charles A. Davis, Stephen Friedman, James D. Carey, David J. Wermuth and Nicolas D. Zerbib).  Pursuant to certain management agreements, Stone Point has received delegated authority from Trident VIII GP relating to Trident VIII, including the authority to exercise voting rights of Voting Common Stock on behalf of Trident VIII, except with respect to any portfolio investment where Trident VIII controls 10% or more of the voting power of such portfolio company, in which case delegated discretion to exercise voting rights may not be exercised on behalf of Trident VIII without first receiving direction from the Investment Committee of Trident VIII GP or a majority of the general partners of Trident VIII GP.  The management agreements do not delegate any power with respect to the disposition of Voting Common Stock held by Trident VIII.

The principal business address for T8 is c/o CSC at 251 Little Falls Drive, Wilmington, Delaware 19808.  The principal business address for each of the other Reporting Persons is c/o Stone Point at 20 Horseneck Lane, Greenwich, CT 06830.  The principal business of each of the Reporting Persons is investing in the securities of companies operating in the financial services industry.

Current information concerning the identity and background of (i) each member of Stone Point; (ii) each general partner of Trident VIII and Trident VIII GP; and (iii) each member of the Investment Committee of Trident VIII GP is set forth in Schedule I hereto, which is incorporated herein by reference in response to this Item 2.

To the best knowledge of the Reporting Persons, none of the entities or persons affiliated with such persons and identified in the previous paragraphs of this Item 2 has, during the past five years, (a) been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 6 hereof is incorporated herein by reference. On December 30, 2020 (the “Closing Date”), T8 purchased from the Company 2,770,083 shares of Voting Common Stock, 650 shares of Series C perpetual non-cumulative convertible non-voting preferred stock, no par value, of the Company (the “Series C Preferred Stock”) and warrants (the “Warrants”) exercisable for an aggregate of 922,438 shares of Voting Common Stock or a future series of non-voting common stock of the Company for an aggregate consideration of $105,000,000 pursuant to an investment agreement, dated as of October 10, 2020, as amended on December 9, 2020 (the “Investment Agreement”), by and between T8 and the Company. The funds used to purchase the shares of Voting Common Stock, the shares of Series C Preferred Stock and the Warrants in the transactions described in Item 6 were from Trident VIII’s pre-existing line of credit generally available to finance investments made pending capital calls.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 hereof is incorporated herein by reference.

T8 acquired the shares of Voting Common Stock held by it for investment purposes, and not with any intent to exercise control, directly or indirectly, over the management, policies or business operations of the Company.

Although no Reporting Person currently has any specific plan or proposal to acquire or dispose of any shares of Voting Common Stock or any securities exercisable for or convertible into shares of Voting Common Stock, each Reporting Person, consistent with its investment purpose and to the extent permitted by applicable federal and state securities laws, banking laws and regulations and the Investment Agreement, at any time and from time to time may acquire beneficial ownership of additional shares of Voting Common Stock or dispose of beneficial ownership of any or all of the shares of Voting Common Stock held by it (including, without limitation, distributing some or all of such securities to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable), depending upon an ongoing evaluation of its investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.

No Reporting Person has any intention of participating in the formulation, determination, or direction of the basic business decisions of the Company. Subject to the immediately preceding sentence, each of (i) T8 GP on behalf of T8 as its direct general partner, and (ii) Stone Point on behalf of T8 as its investment manager, may engage in communications with one or more other stockholders, officers, directors and/or representatives of the Company regarding the Company, including, but not limited to, its operations, organization and capitalization. Each of the Reporting Persons, in such capacities, may discuss ideas or take steps preliminary to developing plans, or make proposals, concerning potential transactions that, if effected, may relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto, subject to applicable banking laws and regulations.

Item 5. Interest in Securities of the Issuer

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a), (b) The following disclosure assumes that there are 29,829,801 shares of Voting Common Stock outstanding as of November 23, 2020 and that 2,770,083 shares of Voting Common Stock were issued in the transaction.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of the following Reporting Persons may be deemed to beneficially own an aggregate of 2,770,083 shares of Voting Common Stock held by or held for T8, representing approximately 8.5% of the Voting Common Stock outstanding:
(i)	T8 GP, in its capacity as sole general partner of T8;
(ii)	Trident VIII, in its capacity as the managing member of T8 GP;
(iii)	Trident VIII GP, in its capacity as sole general partner of Trident VIII; and
(iv)	Stone Point, in its capacity as the investment manager of T8.

As further described above in Item 2, pursuant to certain management agreements, Stone Point has been delegated authority by Trident VIII GP (as the sole general partner of Trident VIII) to exercise shared voting rights with respect to the aggregate of 2,770,083 shares of Voting Common Stock on behalf of Trident VIII, but Stone Point does not have any power with respect to disposition of Voting Common Stock held by or held for Trident VIII.

Each of the single member limited liability companies (and the related individuals) that is a general partner of Trident VIII GP has disclaimed beneficial ownership of the shares of Voting Common Stock that are, or may be deemed to be, beneficially owned by

Trident VIII and Trident VIII GP (the “Partnerships”). The individual members of Stone Point and members of T8 GP each has also disclaimed beneficial ownership of the shares of Voting Common Stock that are, or may be deemed to be, beneficially owned by the Partnerships. This Schedule 13D shall not be construed as an admission that such persons are the beneficial owners of Voting Common Stock for any purpose.

(c) Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Schedule I in respect of such Reporting Person, has effected any transactions in Voting Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Investment Agreement

On October 10, 2020, the Company entered into the Investment Agreement with T8. Pursuant to the Investment Agreement, at the Closing (as defined below), the Company issued and sold, in a private placement to T8, (i) 2,770,083 shares of Voting Common Stock, in exchange for $40 million, (ii) 650 shares of Series C Preferred Stock, which, following the second anniversary of the Closing, are convertible, in accordance with the certificate of designation for the Series C Preferred Stock (the “Certificate of Designation”), into shares of Voting Common Stock or a future series of non-voting common stock (the “Non-Voting Common Stock”) at a conversion price of $13.75 per share, subject to customary anti-dilution provisions, and have a quarterly dividend at an annualized rate of 6.75%, in exchange for $65 million, and (iii) warrants exercisable for an aggregate of 922,438 shares (the “Warrants”) of Voting Common Stock or a future series of Non-Voting Common Stock at an exercise price of $17.50 per share, subject to customary anti-dilution provisions (collectively, the “Investment”). T8 will not be entitled to acquire additional shares of the Company’s Voting Common Stock through a conversion of the Series C Preferred Stock or an exercise of the Warrants.

Pursuant to the Investment Agreement, after the closing of the Investment (the “Closing”), the Company will appoint Christopher Doody, an individual selected by T8 pursuant to the Investment Agreement (the “Board Representative”), to the board of directors of the Company (the “Board”) and board of directors of TriState Capital Bank (the “Bank Board”). The Board Representative will be appointed as a “Class II” director. Following the expiration of the Board Representative’s initial term, so long as T8 and its affiliates beneficially own at least 4.5% of the Company’s outstanding shares of Voting Common Stock and, if created, Non-Voting Common Stock (including shares issuable to any person upon conversion of the Series C Preferred Stock or exercise of the Warrants, whether or not then convertible or exercisable), the Company will be required to include an individual selected by T8 in the Company’s slate of director nominees, recommend to its shareholders that the Company’s shareholders vote in favor of electing such individual to the Board and solicit proxies for such person to the same extent it does for any of its other nominees. If such individual is elected to the Board, the Company shall cause such individual to be appointed to the Bank Board.

Subject to certain exceptions, including, among others (i) transfers to affiliates and other specified permitted transferees, (ii) transfers to the extent T8 determines such transfer is necessary or advisable to avoid a Materially Burdensome Condition (as defined in the Investment Agreement) or (iii) with the prior written consent of the Company, T8 is restricted from transferring the Series C Preferred Stock until the two year anniversary of the Closing, in which case, T8 must first offer to transfer such shares to the Company in writing.

Pursuant to the Investment Agreement, the Company agrees to indemnify T8 and its officers, directors, partners, members, employees, representatives, successors and permitted assigns, and each person who controls T8 within the meaning of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) from and against all losses arising out of, relating to or resulting from (x) any inaccuracy in or breach of any representation or warranty of the Company set forth in the Investment Agreement or any certificate delivered pursuant thereto, (y) the Company’s breach of any agreements or covenants made by the Company in the Investment Agreement or (z) any action, suit, claim, proceeding or investigation by any governmental entity, shareholder of the Company or any other person (other than the Company) relating to the Investment Agreement or the transactions contemplated thereby, subject to certain customary limitations.

The Investment Agreement contains customary representations, warranties and agreements of the Company, including indemnification rights and termination provisions.

Certificate of Designation for Preferred Stock

In connection with the Closing, the Company filed the Certificate of Designation to designate 788 shares of authorized preferred stock of the Company as the Series C Preferred Stock. Each share of Series C Preferred Stock has a liquidation preference of $100,000 per share and entitles its holder to receive, when, as and if declared by the Board, non-cumulative dividends based on the aggregate liquidation preference of all shares of Series C Preferred Stock at a per share rate equal to 6.75% per annum, for each quarterly dividend period occurring from, and including, the Closing Date, in cash or additional shares of Series C Preferred Stock.

The Series C Preferred Stock rank pari passu with the Company’s outstanding 6.75% Fixed-to-Floating Rate Series A Non-Cumulative Perpetual Preferred Stock and 6.375% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock. The Company does not have redemption rights with respect to the Series C Preferred Stock.

The Series C Preferred Stock are convertible into shares of Voting Common Stock when transferred (i) in a Widespread Public Offering (as defined in the Certificate of Designation), (ii) to the Company, (iii) in a transfer (or group of associated transferees) in which no transferee would receive 2% or more of the outstanding securities of any class of voting securities of the Company or (iv) to a transferee that would control more than 50% of every class of voting securities of the Company without any transfer from the person (each, a “Permitted Regulatory Transfer”). For the avoidance of doubt, a Permitted Regulatory Transfer does not include a transfer to any affiliate of T8 or to any other person with which T8 is presumed to be acting in concert under applicable banking regulations. After the second anniversary of the Closing Date, any holder can convert its Series C Preferred Stock into, if created, Non-Voting Common Stock. The conversion rate for each share of Series C Preferred Stock will be determined by dividing the liquidation preference, which is $100,000 per share, by the conversion price, which is $13.75, subject to customary anti-dilution provisions. Following the 36-month anniversary of the Closing Date, the Company will have the right, if the Non-Voting Common Stock is created, to effect a mandatory conversion of the Series C Preferred Stock held by T8 into shares of Non-Voting Common Stock, subject to certain conditions including that the daily volume-weighted average price per share of the Voting Common Stock exceeds the applicable conversion price for twenty of the thirty consecutive trading days after such anniversary and immediately prior to the conversion date.

Under the Investment Agreement, the Company has agreed to seek approval from its shareholders to amend the Amended and Restated Articles of Incorporation of the Company (as amended, the “Articles” and such amendment, the “Charter Amendment”) to provide for two classes of common stock, the Voting Common Stock and the Non-Voting Common Stock. The Non-Voting Common Stock would have the same rights, privileges and preferences as the Voting Common Stock, except the Non-Voting Common Stock would have no voting rights other than with respect to an amendment to the Articles that would significantly and adversely affect such holders or the approval of certain liquidation events of the Company. Upon any Permitted Regulatory Transfer, each share of Non-Voting Common Stock will automatically convert into one share of Voting Common Stock.

The vote or consent of the holders of at least 66 2/3% of the shares of Series C Preferred Stock outstanding at such time, voting together with all other classes and series of parity securities, is required (i) in order for the Company to amend, alter or repeal any provision of the Articles (including the Certificate of Designation) or the Company’s By-Laws, as amended, in a manner that would significantly and adversely alter or change the powers, preferences or special rights of the Series C Preferred Stock, (ii) in order for the Company to amend or alter the Articles (including the Certificate of Designation) to authorize or create, or increase the authorized amount of, any shares of, or any securities convertible into shares of, any class or series of the Company’s capital stock ranking prior to the Series C Preferred Stock in the payment of dividends or distribution of assets in any liquidation, dissolution or winding up of the Company or (iii) for any voluntary liquidation, dissolution or winding up of the Company, subject to certain exceptions.

Upon certain change of control events involving the Company, the Series C Preferred Stock will become convertible, at the option of the holders, into the kind of securities, cash and other property receivable in such transaction by a holder of the number of shares of Voting Common Stock into which each share of Series C Preferred Stock would be convertible.

Warrants

Pursuant to the Investment Agreement and in connection with the issuance of the Series C Preferred Stock, at the Closing, the Company issued Warrants to T8 to purchase 922,438 shares of either (i) Voting Common Stock upon the exercise of the Warrants (a) by T8 or any of its affiliates only in the event of a Permitted Regulatory Transfer of such shares of Voting Common Stock issuable upon such exercise of all or any portion of the Warrant, in which case the shares of Voting Common Stock so issuable upon such exercise shall be issued to the transferee in such Permitted Regulatory Transfer and not to T8 or any of its affiliates, or (b) by a third-party transferee following a Permitted Regulatory Transfer or (ii) Non-Voting Common Stock, if created, upon the exercise of the Warrants by T8 or a third party transferee, whether or not such transferee receives the Warrants in a Permitted Regulatory Transfer, in each case, at an exercise price of $17.50 per share. The number of shares of Voting Common Stock or Non-Voting Common Stock issuable on the exercise of the Warrants and the exercise price of the Warrants are subject to certain customary anti-dilution adjustments provided under the Warrants. The Warrants expire on the seventh anniversary of the Closing Date.

Registration Rights Agreement

Pursuant to the Investment Agreement, at the Closing, the Company and T8 entered into a Registration Rights Agreement, pursuant to which T8 and certain future holders are entitled to customary registration rights with respect to the Voting Common Stock issued pursuant to the Investment Agreement and any shares of Voting Common Stock or, if created, Non-Voting Common Stock issued or issuable upon conversion of the Series C Preferred Stock or exercise of the Warrants.

The Investment Agreement (including the forms of Certificate of Designation, Charter Amendment, Warrants and Registration Rights Agreement) contains other customary covenants and agreements.

The foregoing descriptions of the Investment Agreement, Certificate of Designation, Warrants and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to such documents. Copies of the Investment Agreement, Amendment No. 1 to the Investment Agreement and Registration Rights Agreement are filed as Exhibits B, C and D to this Schedule 13D and are incorporated herein by reference. Forms of the Certificate of Designation and Warrant are attached as Exhibit A and B to Exhibit 4.1 of the Form 8-K filed by TriState Capital Holdings, Inc. on October 13, 2020.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

A.	Joint Filing Agreement, dated December 31, 2020, by and among the Reporting Persons.
B.	Investment Agreement, dated as of October 10, 2020, by and between TriState Capital Holdings, Inc. and T-VIII PubOpps LP.
C.	Amendment No. 1 to Investment Agreement, dated as of December 9, 2020, by and between TriState Capital Holdings, Inc. and T-VIII PubOpps LP.
D.	Registration Rights Agreement, dated as of December 30, 2020, by and between TriState Capital Holdings, Inc. and T-VIII PubOpps LP.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 2020	T-VIII PUBOPPS LP

	By:	T-VIII PubOpps GP LLC, its sole general partner
	By:	Trident VIII, L.P., its managing member
	By:	Trident Capital VIII, L.P., its sole general partner
	By:	DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
		Name:	Jacqueline Giammarco
		Title:	Vice President

T-VIII PUBOPPS GP LLC

	By:	Trident VIII, L.P., its managing member
	By:	Trident Capital VIII, L.P., its sole general partner
	By:	DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
		Name:	Jacqueline Giammarco
		Title:	Vice President

TRIDENT VIII, L.P.

	By:	Trident Capital VIII, L.P., its sole general partner
	By:	DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
		Name:	Jacqueline Giammarco
		Title:	Vice President

TRIDENT CAPITAL VIII, L.P.

	By:	DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
		Name:	Jacqueline Giammarco
		Title:	Vice President

STONE POINT CAPITAL LLC

	By:	/s/ Jacqueline Giammarco
		Name:	Jacqueline Giammarco
		Title:	Chief Compliance Officer and Principal

SCHEDULE I

Stone Point Capital LLC

Set forth below is the name and principal occupation of: (i) each of the members of Stone Point Capital LLC (“Stone Point”), which is the investment manager of T-VIII PubOpps LP (“T8”); (ii) each of the general partners of Trident Capital VIII, L.P. (“Trident VIII GP”), which is the sole general partner of Trident VIII, L.P. (“Trident VIII”), which is the managing member of T-VIII PubOpps GP LLC (“T8 GP”), the sole general partner of T8; and (iii) each of the members of the Investment Committee of Trident VIII GP. Each of the following individuals is a United States citizen. The business address of each officer is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830.

Name and Office	Principal Occupation

Charles A. Davis Chief Executive Officer, Stone Point General Partner (through single-member limited liability company) and member of Investment Committee, Trident VIII GP	Private Equity Investor, Stone Point

Stephen Friedman Chairman, Stone Point General Partner (through single-member limited liability company) and member of Investment Committee, Trident VIII GP	Private Equity Investor, Stone Point

James D. Carey Senior Principal, Stone Point General Partner (through single-member limited liability company) and member of Investment Committee, Trident VIII GP	Private Equity Investor, Stone Point

David J. Wermuth Senior Principal and General Counsel, Stone Point General Partner (through single-member limited liability company) and member of Investment Committee, Trident VIII GP	Private Equity Investor, Stone Point

Nicolas D. Zerbib Senior Principal, Stone Point General Partner (through single-member limited liability company) and member of Investment Committee, Trident VIII GP	Private Equity Investor, Stone Point